FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

[redacted]

08000959

February 19, 2008

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: <u>Fancamp Exploration Ltd. - File No. 82-3929</u>

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

FANCAMP SELLS MAGPIE PROPERTY FOR SHARES

February 19, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to report that it has entered into an agreement to sell its 50% interest in the Magpie deposit to a newly formed company, The Magpie Mines Inc, in exchange for 27,460,981 common shares of The Magpie Mines Inc. The Sheridan Platinum Group will also receive the same number of shares for their 50 % interest. Fancamp and Sheridan will each retain a 1% NSR in the Magpie deposits.

The Company and The Sheridan Platinum Group acquired their joint interest in the Magpie property by staking. Fancamp's share of the cost of acquisition for this property is approximately $15,000.00. Due to the challenges presented by this type and size of deposit, it was deemed that the most effective way to proceed would be to sever it from Fancamp and Sheridan's other operations and to finance the project separately. The Magpie Mines Inc. is a private company with the intention of going public within the year.

For further information on the Magpie deposit, please refer to the Company's news release dated October 29, 2007.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END